UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Sovereign Bancorp, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

845905108

(CUSIP Number)

Ralph V. Whitworth

Relational Investors, LLC

12400 High Bluff Drive, Suite 600

San Diego, CA 92130

(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 845905108

1.	Names of Reporting Persons Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 52,244,832

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 52,244,832

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,244,832

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.89%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons Relational Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,140,088

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,140,088

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,140,088

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.08%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Relational Fund Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 213,394

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 213,394

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,394

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Relational Coast Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 473,939

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 473,939

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 473,939

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Relational Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 168,944

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 168,944

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 168,944

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons RH Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,575,654

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,575,654

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,575,654

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.99%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons RH Fund 2, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,572,018

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,572,018

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,572,018

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.39%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons RH Fund 4, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,565,674

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,565,674

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,565,674

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.24%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons RH Fund 6, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,383,237

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,383,237

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,383,237

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.36%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons RH Fund 7, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 527,533

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 527,533

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 527,533

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.08%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Relational Investors III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 279,435

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 279,435

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 279,435

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.04%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Relational Investors VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,209,352

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,209,352

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,209,352

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.09%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Relational Investors IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,004,414

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,004,414

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,004,414

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.45%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Relational Investors X, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,160,173

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 5,160,173

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,160,173

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.78%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Relational Investors XI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,595,062

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,595,062

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,595,062

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.24%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Relational Investors XV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,122,890

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,122,890

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,122,890

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.17%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Relational Investors XVI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 304,306

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 304,306

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 304,306

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.05%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Relational Investors XX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 946,746

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 946,746

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 946,746

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.14%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Relational Investors XXII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,010,724

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,010,724

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,010,724

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.15%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Relational Investors Alpha Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,316,770

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,316,770

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,316,770

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.35%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,735

	8.	Shared Voting Power 52,244,832

	9.	Sole Dispositive Power 6,735

	10.	Shared Dispositive Power 52,244,832

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,251,567

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.89%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 52,244,832

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 52,244,832

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,244,832

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.89%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D/A constitutes the tenth amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on May 26, 2005 (the “Statement”) and amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7, No. 8 and No. 9 filed by the Reporting Persons with the Securities and Exchange Commission on July 7, 2005, October 20, 2005, November 9, 2005, December 23, 2005, January 17, 2006, March 28, 2006, June 7, 2006, December 4, 2006 and May 10, 2007 respectively (“Amendments”) with respect to shares of the common stock (the “Shares”) of Sovereign Bancorp, Inc. (the “Company” or “Sovereign”). Except as specifically amended by this Schedule 13D/A, the Statement, as amended by the Amendments, remains in full force and effect.

Item 2.	Identity and Background

This Statement is being filed by and on behalf of Relational Investors, L.P. (“RILP”), Relational Fund Partners, L.P. (“RFP”), Relational Coast Partners, L.P. (“RCP”), Relational Partners, L.P. (“RP”), RH Fund 1, L.P. (“RHI”), RH Fund 2, L.P. (“RH2”), RH Fund 4, L.P. (“RH4”), RH Fund 6, L.P. (“RH6”), RH Fund 7, L.P. (“RH7”), Relational Investors III, L.P. (“RI III”), Relational Investors VIII, L.P. (“RI VIII”), Relational Investors IX, L.P. (“RI IX”), Relational Investors X, L.P. (“RI X”), Relational Investors XI, L.P. (“RI XI”), Relational Investors XV, L.P. (“RI XV”), Relational Investors XVI, L.P.(“RI XVI”), Relational Investors XX, L.P.(“RI XX”), Relational investors XXII, L.P.(“RI XXII”), and Relational investors Alpha Fund I, L.P (“RIA I”), collectively, the “Relational LPs.”  Each of the Relational LPs is a Delaware limited partnership.  The principal business of each,  is investing in securities.

This Statement is also being filed by and on behalf of Relational Investors LLC (“RILLC” or “Relational”), a Delaware limited liability company.  The principal business of RILLC is being the sole general partner, or the sole managing member of the general partner, of the Relational LPs and investment adviser of certain client managed accounts, the “Managed Accounts.”  The Relational LPs and the Managed Accounts are the beneficial owners of the securities covered by this Statement.  Pursuant to the Limited Partnership Agreement of each of the Relational LPs and the investment management agreement of the Managed Accounts, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

This Statement is also being filed by and on behalf of Ralph V. Whitworth and David H. Batchelder.  Messrs. Whitworth and Batchelder are the Principals of RILLC, in which capacity they share voting control and dispositive power over the securities covered by this Statement.  Messrs. Whitworth and Batchelder, therefore, may be deemed to have shared indirect beneficial ownership of such securities.  The present principal occupation of each of Messrs. Whitworth and Batchelder is serving as Principals of RILLC (Messrs. Whitworth and Batchelder, together with Relational LPs and RILLC, hereinafter, the “Reporting Persons”).

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Reporting Persons is 12400 High Bluff Drive, Suite 600, San Diego, CA 92130.

Messrs. Whitworth and Batchelder are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated as follows:

RILLC and the Managed Accounts purchased an aggregate of 7,674,479 Shares for a total consideration (including brokerage commissions) of $117.7 million derived from capital of the Managed Accounts and margin borrowings from certain client margin accounts at Credit Suisse Securities (USA) LLC (“CSSU”).

The Relational LPs purchased an aggregate of 44,570,353 Shares for total consideration (including brokerage commissions) of $695.5 million derived from the capital of the Relational LPs and margin borrowings from CSSU for RFP, RCP, RH1 and RH2.

Interest on the margin debt balance of the margin accounts described above is charged at the then Federal Funds Rate plus 50 basis points.  CSSU has a lien on the Shares held by certain Managed Accounts and those held by RFP, RCP, RH1 and RH2 to secure repayment of the margin borrowings described above.

Item 4.	Purpose of Transaction

Item 4 has been amended and restated as follows:

The Reporting Persons acquired the shares beneficially owned by them and covered by this statement for investment purposes.

On March 22, 2006 the Reporting Persons entered in to a Settlement Agreement with the Company (filed as Exhibit A to the 13D/Amendment No. 6 on March, 28, 2006), whereby, among other things, the Company agreed to increase the size of its board of directors by one director and to fill such vacancy with Ralph V. Whitworth, a principal of the Reporting Persons.  The Company also agreed to re-nominate Mr. Whitworth at the 2006 annual meeting of shareholders for a term expiring in 2009.  The agreement will remain in effect through the Company’s annual meeting of shareholders in 2012, unless, among other things, the Company declines to nominate Mr. Whitworth or another designee of the Reporting Persons to stand for election for a three year term at the Company’s 2009 annual meeting.  In any such event the agreement would be subject to termination at such time.  Pursuant to the agreement, the Reporting Persons, for so long as the agreement remains in effect, have agreed to vote their shares for the election of the board’s nominees for election as directors and to observe certain standstill provisions.

The Settlement Agreement provides that nothing in the agreement will prohibit Mr. Whitworth from complying with his fiduciary duties as a director of the Company during the term of his service as a director.

From time to time the Reporting Persons may communicate with industry regulators, industry participants, other shareholders, members of the investment community and other relevant parties in an effort to maximize shareholder value and achieve their investment objectives.

The Reporting Persons may, subject to availability and prices deemed favorable : (1) acquire additional shares in the open market, in privately negotiated transactions or otherwise; or (2) dispose of shares in the open market, in privately negotiated transactions or otherwise.

Except as set forth above, as of the date hereof, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

(a)           As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 52,251,567 Shares, constituting 7.89% of the outstanding Shares.  The percentages of Shares reported herein are based upon 662,227,774 total Shares outstanding, including 482,540,274 Shares outstanding on May 8, 2008, as set forth in the Issuer’s Form 424B2 filed on May 14, 2008, and 179,687,500 shares issued by the Company in relation to its equity offering on May 16, 2008, as announced in a Company Press Release on May 20, 2008. The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	% OF OUTSTANDING SHARES	VOTING AND DISPOSITIVE POWER

RILLC	7,674,479	1.16%	SOLE

RILP	7,140,088	1.08%	SOLE

RFP	213,394	0.03%	SOLE

RCP	473,939	0.07%	SOLE

RP	168,944	0.03%	SOLE

RH1	6,575,654	0.99%	SOLE

RH2	2,572,018	0.39%	SOLE

RH4	1,565,674	0.24%	SOLE

RH6	2,383,237	0.36%	SOLE

RH7	527,533	0.08%	SOLE

RI III	279,435	0.04%	SOLE

RI VIII	7,209,352	1.09%	SOLE

RI IX	3,004,414	0.45%	SOLE

RI X	5,160,173	0.78%	SOLE

RI XI	1,595,062	0.24%	SOLE

RI XV	1,122,890	0.17%	SOLE

RI XVI	304,306	0.05%	SOLE

RI XX	946,746	0.14%	SOLE

RI XXII	1,010,724	0.15%	SOLE

RIA I	2,316,770	0.35%	SOLE

Ralph V. Whitworth	6,735	0.00%	SOLE

RILLC, individually and in its capacity as an investment adviser, may be deemed to possess direct beneficial ownership of the 7,674,479 Shares that are owned by it and the Managed Accounts.  Additionally, RILLC, as the sole general partner, or sole managing member of the general partner, of each of Relational LPs may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 44,570,353 Shares beneficially owned by the Relational LPs because the limited partnership agreements of the Relational LPs specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such Shares for all other purposes.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b)           See item (a) above.

(c)           Information concerning transactions in the Shares by the Reporting Persons during the past 60 days and not previously reported is set forth in Exhibit A filed with this Statement.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by accounts managed by RILLC may be delivered to such accounts.

(e)           Not applicable.

Item 7	Material to Be Filed as Exhibits
The following Exhibits are filed herewith:
Exhibit A – Information concerning transactions in the Shares affected by the Reporting Persons in the last 60 days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 20, 2008

RELATIONAL INVESTORS, L.P.

RELATIONAL FUND PARTNERS, L.P.

RELATIONAL COAST PARTNERS, L.P.

RELATIONAL PARTNERS, L.P.

RH FUND 1, L.P.

RH FUND 2, L.P.

RH FUND 4, L.P.

RH FUND 6, L.P.

RH FUND 7, L.P.

RELATIONAL INVESTORS III, L.P.

RELATIONAL INVESTORS VIII, L.P.

RELATIONAL INVESTORS IX, L.P.

RELATIONAL INVESTORS X, L.P.

RELATIONAL INVESTORS XI, L.P.

RELATIONAL INVESTORS XV, L.P.

RELATIONAL INVESTORS XVI, L.P.

RELATIONAL INVESTORS XX, L.P.

RELATIONAL INVESTORS XXII, L.P.

RELATIONAL INVESTORS Alpha Fund  I, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each, except as the sole managing member of the general partners of Relational Investors III, L.P., Relational Investors X, L.P. and Relational Investors Alpha Fund I, L.P.

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder